SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
SHELTER PROPERTIES V LIMITED PARTNERSHIP

(Name of Subject Company)
SHELTER PROPERTIES V LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 6, LLC, MPF DeWaay Premier Fund 3, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase up to 10,508 units of limited partnership interest (“Units”) of Shelter Properties V Limited Partnership, at a price of $55.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 25, 2007 and July 6, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of May 25, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2007.
ITEM 1.     SUBJECT COMPANY INFORMATION.
     The name of the subject company is Shelter Properties V Limited Partnership, a South Carolina limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest (the “Units”) of the Partnership. As of March 31, 2007, 52,538 Units were outstanding.
ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Shelter Realty V Corporation (the “Corporate General Partner”), a South Carolina corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $55.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on May 25, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.
ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Corporate General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     Affiliates of the Corporate General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $44,000 and $87,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $207,000 and $617,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the Corporate General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $30,000 and $68,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $151,000 and $590,000 for the years ended December 31, 2006 and 2005, respectively. A portion of these reimbursements are construction management services provided by an affiliate of the Corporate General Partner of approximately $2,000 and $10,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $22,000 and $281,000 for the years ended December 31, 2006 and 2005, respectively.
     In accordance with the Partnership Agreement, during the year ended December 31, 2005, the Corporate General Partner advanced approximately $199,000 to the Partnership to fund the redevelopment project at Lake Johnson Mews Apartments and approximately $124,000 to fund real estate taxes and capital expenditures at Lake Johnson Mews Apartments and Foxfire Apartments. Interest was accrued at 10% on the redevelopment advances and the prime rate plus 2% for all other advances. Interest expense was approximately $139,000 for the year ended December 31, 2005. During the year ended December 31, 2005, the Partnership made payments on advances of approximately $3,226,000 and related interest of approximately $160,000 to the Corporate General Partner with proceeds from the sale of The Lexington Green Apartments. At March 31, 2007 and December 31, 2006, there were no outstanding advances or associated accrued interest due to an affiliate of the Corporate General Partner.
     Pursuant to the Partnership Agreement, the Corporate General Partner is entitled to a commission of up to 1% for its assistance in the sale of a property. Payment of such commission is subordinate to the limited partners receiving a cumulative 7% return on their investment and their original capital contribution. It is not presently expected that the limited partners will receive these returns when the Partnership terminates. Accordingly, no commission was accrued related to the June 2005 sale of The Lexington Green Apartments, the August 2005 sale of Foxfire Apartments, the November 2005 sale of Millhopper Village Apartments, the January 2006 sale of Old Salem Apartments or the March 2006 sale of Woodland Village Apartments.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company, an affiliate of the Corporate General Partner (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Corporate General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $88,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately

$122,000 and $211,000 for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005, respectively.
     In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 39,425 Units in the Partnership representing 75.04% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. As a result of its ownership of 75.04% of the outstanding Units, AIMCO and its affiliates are in a position to control all voting decisions with respect to the Partnership. Although the Corporate General Partner owes fiduciary duties to the limited partners of the Partnership, the Corporate General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Corporate General Partner, as corporate general partner, to the Partnership and its limited partners may come into conflict with the duties of the Corporate General Partner to AIMCO as its sole stockholder.
ITEM 4.     THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 8, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5.     PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     AIMCO Properties, L.P., an affiliate of the Corporate General Partner and AIMCO, initiated a tender offer for the Units on April 2, 2007, pursuant to an Offer to Purchase, dated as of April 2, 2007, and a related Letter of Transmittal, copies of which were filed with the SEC on April 2, 2007. This tender offer was amended on April 30, 2007, May 30, 2007 and June 4, 2007, pursuant to supplemental Offers to Purchase and related Letters to Limited Partners, copies of which were filed with the SEC on April 30, 2007, May 30, 2007 and June 4, 2007, respectively. AIMCO Properties, L.P. offered to buy 5,779 Units at a price of $60.00 per Unit, raised from its original offer price of $42.29 per Unit, pursuant to this tender offer. This tender offer will expire on June 15, 2007, extended from its initial expiration date of April 30, 2007, which may be further extended.
ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8.     ADDITIONAL INFORMATION.

     The information set forth in the Letter to the Unit holders, dated as of June 8, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 9.     EXHIBITS.
(a)(2)     Letter to Unit Holders of the Partnership, dated June 8, 2007.
(e)         Not applicable.
(g)         Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 8, 2007

Shelter Properties V Limited Partnership

By:	SHELTER REALTY V CORPORATION
(Corporate General Partner)

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President